FIRST AMENDMENT TO RIGHTS AGREEMENT

FIRST AMENDMENT TO RIGHTS AGREEMENT, dated as of November 2, 2018 (this “First Amendment”), by and between hopTo Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”). Unless the context otherwise requires, capitalized terms used in this First Amendment have the respective meaning given to them in the Original Agreement (defined below).

Recitals

The Company and the Rights Agent entered into a Rights Agreement, dated as of February 16, 2018 (the “Original Agreement”).

The board of directors of the Company has (1) determined that no Distribution Date has occurred as of the date of this First Amendment and (2) taken action to amend the Original Agreement as contemplated herein.

This First Amendment amends the Original Agreement as contemplated by Section 27 of the Original Agreement.

Agreement

In consideration of the foregoing, the parties, intending to be legally bound hereby, agree as follows:

1.1       The definition in Section 1(a) is hereby amended and restated as of the date of this First Amendment to read as follows:

(a) “Acquiring Person” shall mean any Person who or which, together with all Related Persons of such Person, from and after the date of this Agreement, shall be the Beneficial Owner of 4.9% or more of the shares of Common Stock then outstanding, but shall not include (i) an Exempt Person or (ii) a Grandfathered Stockholder.

Notwithstanding the foregoing:

(i) no Person shall become an “Acquiring Person” solely as a result of (A) the grant of any options, warrants, rights or similar interests (including restricted shares and restricted stock units) by the Company to its directors, officers and employees pursuant to any employee benefit or stock ownership plan of the Company, or the exercise or conversion of any such securities so granted, (B) a reduction in the number of shares of Common Stock outstanding due to the repurchase of shares of Common Stock by the Company, or (C) a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock or pursuant to a stock split, subdivision or similar transaction effected by the Company in which all registered holders of Common Stock are treated substantially equally, provided, however, that if, in each case, a Person, together with all of its Related Persons, becomes the Beneficial Owner of any additional shares of Common Stock of the Company (other than pursuant to acquiring shares of Common Stock from the Company pursuant to (A), (B), or (C) of this Section 1(a)(i)), then such Person shall be deemed to be an “Acquiring Person” unless, upon becoming the Beneficial Owner of such additional shares of Common Stock, such Person, together with all of its Related Persons, does not Beneficially Own 4.9% or more of the Common Stock then outstanding;

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(ii) if the Board determines in good faith that a Person who would otherwise be an “Acquiring Person” has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of Common Shares that would otherwise cause such Person to be an Acquiring Person or (B) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement and had no intention of changing or influencing control of the Company), and such Person divests as promptly as practicable as soon as practicable (as determined, in good faith, by the Board) a sufficient number of Common Shares so that such Person is no longer the Beneficial Owner of 4.9% or more of the Common Stock then outstanding or, in the case solely of Derivative Interests, such Person terminates as promptly as practicable as soon as practicable (as determined, in good faith, by the Board) the subject derivative transaction or transactions or disposes of the subject derivative security or securities as promptly as practicable as soon as practicable (as determined, in good faith, by the Board), or establishes to the satisfaction of the Board that such Derivative Interests are not held with any intention of changing or influencing control of the Company, then such Person shall not be deemed to be or ever to have been an “Acquiring Person” for any purposes of this Agreement as a result of such inadvertent acquisition;

(iii) if such Person is a bona fide swaps dealer who has become an “Acquiring Person” as a result of its actions in the ordinary course of its business that the Board determines, in its sole discretion, were taken without the intent or effect of evading or assisting any other Person to evade the purposes and intent of this Agreement, or otherwise seeking to control or influence the management or policies of the Company; or

(iv) as the result of the acquisition of shares of Common Stock directly from the Company in one or more transactions approved by the Board of Directors; provided however, that if a Person shall become the Beneficial Owner of more than 4.9% or more of the shares of Common Stock then outstanding by reason of share purchases or issuances directly from the Company and shall, after that date, become Beneficial Owner of any additional shares of Common Stock without the prior written consent of the Company or as otherwise referenced in this Section 1(a) and shall then Beneficially Own more than 4.9% of the shares of Common Stock then outstanding, then such Person shall be deemed to be an “Acquiring Person”.

1.2       The definition in Section 1(e) is hereby amended and restated as of the date of this First Amendment to read as follows:

(e) “Agreement” shall mean the Original Agreement as amended by the First Amendment, as it may from time to time be supplemented, amended, renewed, restated or extended pursuant to the applicable provisions hereof.

1.3       The definition in Section 1(cc) is hereby amended and restated as of the date of this First Amendment to read as follows:

(cc) “Grandfathered Stockholder” shall mean any Person who or which would, (i) as of the time of the first public announcement by the Company of the adoption of this Rights Agreement (including any shares Beneficial Ownership of which is acquired on the date of such announcement pursuant to orders placed prior to such announcement), or (ii) as of the first public announcement by the Company of the adoption of this First Amendment (including any shares Beneficial Ownership of which is acquired on the date of such announcement pursuant to orders placed prior to such announcement), be deemed an “Acquiring Person,” unless and until such Person (together with all Related Persons) shall acquire after such announcement by the Company, without the prior approval of the Board of Directors, Beneficial Ownership of any additional shares of Common Stock (other than as a result of (1) a stock dividend, stock split, subdivision or similar transaction effected by the Company in which all registered holders of Common Shares are treated substantially equally, (2) the grant or issuance by the Company to its directors, officers and employees of options, warrants, rights or similar interests to acquire Common Stock by the Company pursuant to any employee benefit, stock incentive plan, stock option plan or stock ownership plan of the Company adopted by the Board, and the subsequent exercise or conversion of such options, warrants, rights or similar interests, or (3) the grant or issuance by the Company to its directors, officers and employees of restricted Common Stock or restricted stock units and the subsequent vesting of such shares or stock units, pursuant to a restricted stock or other compensation plan or arrangement adopted by the Board) while such Person (together with all Related Persons) is the Beneficial Owner of (1) with respect to the period from February 16, 2018 to the date of first public announcement of the First Amendment, 10% or more of the Common Stock then outstanding, and (2) with respect to the period from and after the date of first public announcement of the First Amendment, 4.9% or more of the Common Stock then outstanding.

1.4       All references in the Agreement to the Rights Agreement shall be deemed to be references to the Agreement.

1.5       Sections 26 through (and including) 36 of the Original Agreement shall apply mutatis mutandis to this First Amendment.

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This First Amendment has been executed and delivered by an authorized representative of each of the undersigned as of the date first written above.

HOPTO, INC.

By:	/s/ Jonathon R. Skeels
Name:	Jonathon R. Skeels
Title:	Chief Executive Officer, President and Secretary

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Michael A. Nespoli
Name:	Michael A. Nespoli
Title:	Executive Director

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